Calling all Investors!
Odrac Inc is planning to raise capital through a Regulation A+ offering to accelerate our growth. We’ve filed our offering statement with the SEC, and while we wait for qualification, we want to hear from you!
Offering Class B Stock $100 per share
99,000 shares available
Odrac strives to purchase land across Berkeley County and build multifamily homes for rent. Monthly dividends to investors with long term goals to expand to MD and VA as well as REIT status!
Blueprints are already available and feel free to contact me for more information!

⚠️Important Disclaimer: No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until the SEC qualifies the offering statement. Any indication of interest involves no obligation or commitment of any kind.


Odrac Residential
Construction and Leasing Inc
Benjamin Lehman
CEO
240-366-1586
investors@odracinc.com
PO Box 342
7796 Winchester Ave
Inwood WV 25428